UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐Form 10-D	☐Form N- SAR	☐Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

BSV VIII, INC.
Full Name of Registrant:

N/A
Former Name if Applicable

735 Broad Street, Suite 400
Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37402
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

      If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate)

☒   (a)   The reasons  described in reasonable detail in Part III of this form  not be eliminated without unreasonable effort or expense;

☒   (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be  on  or  before  the  fifteenth  calendar  day  following  the prescribed due date; or the subject  quarterly of transition  report on Form  10-Q,  or  portion  thereof be filed on or before the fifth calendar day following prescribed due date; and

☐   (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in  reasonable  detail the reasons  why the Form 10-K,  11-K, 20-F, 10-Q,  N-SAR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

      The  Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Annual Report without unreasonable effort or expense.  The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification.

Douglas A. Dyer	(423)	265-5062
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that  the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)   Is it  anticipated  that any significant change in results of operations of the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the  anticipated  change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BSV VIII, INC.
(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Dated: March 30, 2009	BSV VIII, INC.

	By:	/s/ Douglas A. Dyer
Douglas A. Dyer Title: President
(Principal Executive Officer)
(Principal Financial and Accounting Officer)